Blanket Mine Third Quarter Production Update

Toronto, Ontario – October 9, 2012:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCQX: CALVF, AIM: CMCL) announces gold production from the Blanket Mine in Zimbabwe during the third quarter ending September 30, 2012.

  12,919oz of gold were produced during Q3 2012, a 33% increase on gold production in Q3 2011 (9,743oz) and a 12% increase on gold production in Q2 2012 (11,560oz).

  Total gold production for the nine months to September 30, 2012 was 33,643oz, a 33% increase over the gold production in the first nine months 2011 (25,331oz).

Commenting on the Q3 2012 production, Caledonia’s President and Chief Executive Officer, Stefan Hayden said:  “The record gold production achieved during the quarter is the highest quarterly gold production ever achieved by the Blanket Mine since its first recorded year of production in 1906. The management and staff at Blanket are to be congratulated on this noteworthy achievement”.

In future Caledonia will publish a quarterly production update as soon as it is available after the end of each quarter.  Additional quarterly information will continue to be detailed in Caledonia’s Quarterly Reports.

Caledonia expects to release its Q3 results on or before November 15, 2012.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Beth Harris / Josh Royston Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com

1